Mail Stop 4561

July 10, 2007

Philip E. Lundquist
Chief Executive Officer
Vubotics Inc.
235 Peachtree Street NE Suite 1725
Atlanta, Georgia 30303

      Re: Vubotics Inc.
            Form 10-KSB for Fiscal Year Ended December 31, 2006
            Filed April 2, 2007
            File No. 0-28883

Dear Mr. Lundquist:

     We have complete our review of your Form 10-KSB and related filings and have no further comments at this time.

                  Sincerely,

                  Mark Kronforst
                  Accounting Branch Chief